UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE
         Mail Stop 3561

				March 28, 2006

By Facsimile and U.S. Mail

Mr. John Hanna
Chief Executive Officer
The Fashion House Holdings, Inc.
6310 San Vicente Blvd., #275
Los Angeles, California 90048

		Re:	The Fashion House Holdings, Inc.
			Form 10-QSB for the quarterly period ended September
30, 2005
			Filed January 3, 2006
			File No. 033-07075-LA
			Form 8-K
			Filed August 22, 2005
			Form 8-K/A
			Filed December 6, 2005

Dear Mr. Hanna:

Form 8-K, filed March 27, 2007
1. In future filings please ensure amendments are marked with the letter "A" to designate the document as amended. See Regulation 12b-15.

We have completed our review of your Form 10-K, 10-Q and related filings and have no further comments at this time.



		Sincerely,



		Michael Moran
		Branch Chief
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Mr. John Hanna, Chief Executive Officer
The Fashion House Holdings, Inc.
March 21, 2006
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